Kid Castle Educational Corporation

370 Amapola Ave, #200A

Torrance, CA 90501

February 26, 2021

            Re:      Kid Castle Educational Corporation

Amended Registration Statement on Form 10

Filed February 8, 2021

File No. 000-56174

To whom it may concern:

Please see the answer to your comments below.

Amended Registration Statement on Form 10-12G

There are risks to investors resulting from the possibility that the spin-off, page 18

1.      We note that your revised disclosure on pages 9-10 and 18 in response to prior comment 8 contains several legal assertions regarding the spin-off. If you have received an opinion from counsel as to the legality of the spin-off transactions, please say so, identify counsel that provided the opinion, and file a consent of counsel per Item 601(b)(23) of Regulation S-K and Rule 436 under the Securities Act. If you have not received such a legal opinion, please delete the fifth and sixth paragraphs on page 10 and the last two paragraphs on page 18, as they appear to mitigate the risks being described and suggest that you are making legal conclusions.

This has been revised and updated to delete the fifth and sixth paragraphs on page 10 and the last two paragraphs on page 18.

Please contact me at kidcastlecorp@gmail.com with further inquiries.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Kid Castle Educational Corporation